Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees through the Intranet

Is the Baker Hughes pension considered a “defined-benefit plan”?

Yes, the Pension Plan is a type of defined benefit plan known as a cash balance plan. Unlike traditional pension plans, you can review the company contributions and interest credits posted to your Pension Plan account each quarter. For more information, please reference the Summary Plan Description available on your go/myrewards account online. Keep in mind that any vested amounts cannot be taken away under any circumstances. If the Pension Plan (or the Thrift 401(k) Plan, which is a defined contribution plan) is terminated in connection with, or following, the proposed acquisition, any employee who is not fully vested under the terms of the plan would become fully vested on the plan termination date. Any changes to U.S. Retirement benefits will be communicated in a timely manner.

If your employment is terminated (layoff or quit) before you reach retirement age, does the fact that you are vested ensure you keep the money in your Pension?

The value of your vested Baker Hughes Pension funds is yours to keep.  The type of separation from the Company does not impact the status of vested Pension funds. For more information, see the question, “How will U.S. Retirement benefits be impacted?” under the “Compensation and Benefits” section of go/RedBlue FAQs.

Will we be able to roll our Baker Hughes 401(k) funds into a personal retirement account or will the funds be moved to the Halliburton plan?

As the integration planning process continues, all benefit programs will be reviewed in detail and, after careful review, final decisions will be made and communicated. There are no decisions to report at this time.

Could Retiree Medical Account (RMA) funds be rolled into our Health Savings Account (HSA) before the acquisition is complete?

No, the RMA plan functions differently than the HSA Account. The HSA account is a tax-advantaged plan for employees enrolled in a High-Deductible Plan (Medical Choice Plus), to which Baker Hughes makes an annual contribution. RMA funds can be used toward retiree medical premiums until the funds are exhausted. RMA funds are only available at retirement if the employee elects Pre-65 medical coverage through Baker Hughes. For more information, see the question, “What happens to the Retiree Medical Account (RMA)?” under the “Compensation and Benefits” section of go/RedBlue FAQs.

What will happen to accrued Long Service Leave for employees in Australia?

As stated in the FAQ titled “Will employees’ years of service transfer to the combined company?” under the “Compensation and Benefits” section of go/RedBlue FAQs, Baker Hughes employees’ years of service with Baker Hughes will be honored under most benefit plans and arrangements of the combined company, which includes Long Service Leave. Long Service Leave entitlements (governed by the applicable legislation in each state within Australia) will also continue to accrue for Baker Hughes employees once the business is transferred to Halliburton. An employee’s period of service for Long Service Leave entitlements will be deemed to be the period of time they have been continuously employed by Baker Hughes plus, after the merger, the period of time they are continuously employed by Halliburton going forward.

How will the proposed acquisition affect work visas?

(ANSWER UPDATED MARCH 26, 2015) The impact of the proposed acquisition on the work visa status of foreign national employees outside of the U.S. will vary depending on country and the type of immigration status held. Our global immigration counsel will review employee immigration status transfer requirements in connection with the acquisition.

The impact of the proposed acquisition on the work visa and immigration status of foreign national employees in the U.S. will vary depending on the type of immigration status held. Our immigration counsel will review employee immigration status transfer requirements in connection with the acquisition.

The two most common immigration statuses held by employees in the U.S. are H-1B and L-1 status; additional comments specific to these categories are provided below:

H-1B

For H-1B purposes, Halliburton will likely meet the successor-in-interest test by assuming the interests and obligations of Baker Hughes. If this is the case, an amended H-1B petition for each individual will not need to be filed, if the conditions of employment, including work location, job duties, etc., remain the same.  For these employees, Halliburton will complete documentation, which will become part of the employee’s public access file, confirming the assumption of the underlying Labor Condition Application as a successor-in-interest.

L-1

For L-1 purposes, if all the qualifying relationships between the Baker Hughes entities that were the basis of the L-1 petitions would remain intact, then it is likely that the employer would only be required to notify US Citizenship and Immigration Services (USCIS) of the change in organizational structure. If there are some Baker Hughes entities that are not being included in the acquisition, the corporate relationships that will continue to exist after the acquisition between the petitioner and transferring company for those entities’ L-1 employees would need to be examined more closely. However, the foreign entity that actually employed the L-1 transferee does not have to remain in existence as long as there is another foreign entity that has a qualifying relationship with the U.S. employer. In these cases, an amended petition may need to be filed, or in some cases alternative immigration status will need to be pursued.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.